UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 19, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

FIRST QUARTERLY REPORT 2010

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2010 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2010 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the contents of this report.

Directors who failed to attend the Board meeting are set out as follows:

Name of the absent Director	Position held by the absent Director	Reason given by the absent Director	Name of proxy

Xie Rong	Independent Director	Failed to attend the meeting	Wu Xiaogen
as he was on a business trip
Ji Weidong	Independent Director	Failed to attend the meeting	Sandy Ke-Yaw Liu
as he was on a business trip

Name of person-in-charge of the Company	Mr. Liu Shaoyong, Chairman
Name of officer-in-charge of accounting	Mr. Ma Xulun, President
Name of officer-in-charge of the accounting department (accounting officer)	Mr. Wu Yongliang, Chief Financial Officer

Mr. Liu Shaoyong, the Chairman and the person-in-charge of the Company, Mr. Ma Xulun, the President and the officer-in-charge of accounting of the Company, and Mr. Wu Yongliang, the chief financial officer and the officer-in-charge of the accounting department (accounting officer) of the Company, hereby declare that the financial statements forming part of this quarterly report are true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

	As at the end of the reporting period	As at the end of last year	Currency: RMB Increase/ decrease as at the end of the reporting period compared with the end of last year (%)

Total assets (RMB’000)	91,751,468.00	72,018,681.00	27.40
Owners’ equity (or shareholders’ equity) (RMB’000)	2,185,215.00	3,103,585.00	-29.59
Net assets per share attributable to the shareholders of listed company (RMB per share)	0.19	0.32	-40.63

	From the beginning of the year to the end of the reporting period	Increase/ decrease compared with the same period last year (%)

Net cash flow generated from operating activities (RMB’000)	3,285,868.00	471.82
Net cash flow generated from operating activities per share (RMB per share)	0.31	158.33

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/ decrease for the reporting period compared with the same period last year (%)

Net profit attributable to shareholders of listed company (RMB’000)	769,909.00	769,909.00	1,819.83
Basic earnings per share (RMB per share)	0.0716	0.0716	795
Basic earnings per share after non- recurring profit and loss(RMB per share)	0.0702	0.0702	N/A
Diluted earnings per share(RMB per share)	0.0716	0.0716	795
Weighted average return on equity (%)	0.3255	0.3255	N/A
Weighted average return on equity after deducting non-recurring profit and loss (%)	0.3189	0.3189	N/A

Note :
The earnings per share/cash flow generated from operating activities per share of the Company in the first quarter of 2010 were calculated based on the weighted average number of ordinary shares issued and outstanding of the parent company, namely 10,749,256,000 shares, the per-share financial data for the same period last year was calculated based on the then existing 4,866,950,000 shares. The net assets per share of the Company as at 31 March 2010 was calculated based on the number of ordinary shares of the parent company issued and outstanding as at 31 March 2010, namely 11,276,538,860 shares, and the per- share financial data during the same period in 2009 was calculated based on the then existing 4,866,950,000 shares.

After deducting non-recurring profit and loss and relevant amounts:

Items	Unit:’000 Currency: RMB Amounts

Gains or losses from disposal of non-current assets	7,018
Net gain on disposal of fixed assets held for sale	135
Non-operating incomes	12,443
Non-operating expenses	-3,866
Effect on income tax	-25
Effect on minority interests (net of tax)	-55
Total	15,650

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares
Total number of shareholders as at the end of the reporting period	197,786

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class
		Overseas listed
HKSCC NOMINEES LIMITED	3,471,434,039	foreign shares
上海聯合投資有限公司	502,400,262	RMB ordinary shares
中銀集團投資有限公司	187,052,580	RMB ordinary shares
錦江國際（集團）有限公司	111,446,058	RMB ordinary shares
中國農業銀行－中郵核心成長股票型證券投資基金	80,395,658	RMB ordinary shares
華夏成長證券投資基金	28,929,493	RMB ordinary shares
中國農業銀行－中郵核心優選股票型證券投資基金	27,579,285	RMB ordinary shares
中國銀行－易方達策略成長二號混合型證券投資基金	20,228,089	RMB ordinary shares
中國銀行－易方達策略成長混合型證券投資基金	20,000,000	RMB ordinary shares
上海輕工業對外經濟技術合作有限公司	18,574,343	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓      Applicable ☐      Not applicable

Changes in scope of consolidation had occurred during the reporting period: 上海航空有限責任公司 (Shanghai Airline Company Limited) was newly added.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

✓      Applicable ☐      Not applicable

On 10 July 2009, the Company entered into the “Share Exchange and Absorption Agreement” with 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”). The Company exchanged for a total of 1,303,722,200 shares of the total issued share capital of Shanghai Airlines by issue of A shares at the rate of 1.3 A shares of the Company in exchange of 1 share of Shanghai Airlines. On 30 December 2009, the Company received the “Reply Concerning Approval of Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited” from CSRC in relation to the approval of the absorption of Shanghai Airlines by the Company.

On 28 January 2010, the Company completed the share exchange with Shanghai Airlines. During the share exchange, 1,694,838,860 shares were newly issued, in which 1,405,950,000 shares are listed shares without trading moratorium and 288,888,860 shares are listed shares with trading moratorium. Upon completion of the share exchange, the share capital of the Company increased to RMB11,276,538,860.

As the absorption of Shanghai Airlines was just completed on 28 January 2010, the Company is still in the process of determining the goodwill, the amount of which will be timely disclosed once the amount is confirmed.

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓      Applicable ☐       Not applicable

For the related undertakings, please refer to the status of implementation of the matters undertaken by the Company in full text of the Company’s Annual Report 2009. There are no additional undertakings during the reporting period.

3.4
Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐      Applicable  ✓  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

No

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
19 April 2010

APPENDICES

China Eastern Airlines Corporation Limited
Consolidated and Company’s Balance Sheet as at 31 March 2010
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

	31 March 2010 Consolidated	31 December 2009 Consolidated	31 March 2010 Company	31 December 2009 Company
Assets

Current assets
Cash and cash equivalents	6,435,432	2,191,698	4,171,097	1,561,100
Tradable financial assets	0	3,490	0	3,490
Trade receivables	2,437,065	1,370,871	1,968,464	1,617,660
Prepayments	885,546	377,399	371,871	324,272
Dividends receivable	6,633	7,356	6,633	6,633
Other receivables	2,607,939	1,530,172	3,214,627	2,580,267
Flight equipment spare parts	1,290,866	932,260	766,995	752,047
Other current assets	398,797	450,693	366,934	450,693

Total current assets	14,062,278	6,863,939	10,866,621	7,296,162

Non-current assets
Available-for-sale financial assets	6,895	563	203	203
Long-term equity investments	1,414,327	1,152,521	3,646,488	3,645,157
Fixed assets	65,004,819	55,753,355	46,836,338	47,096,454
Construction in progress	7,592,609	5,824,907	6,433,828	5,705,298
Intangible assets	1,933,868	1,401,083	753,589	783,950
Long-term deferred expenses	996,235	590,639	544,280	542,633
Deferred tax assets	57,986	57,441	0	0
Other non-current assets	682,451	374,233	278,843	278,623

Total non-current assets	77,689,190	65,154,742	58,493,569	58,052,318

Total assets	91,751,468	72,018,681	69,360,190	65,348,480

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Consolidated and Company’s Balance Sheet as at 31 March 2010 (Cont’d)
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

	31 March 2010 Consolidated	31 December 2009 Consolidated	31 March 2010 Company	31 December 2009 Company
Liabilities and shareholder’s equity

Current liabilities
Short-term borrowings	16,905,806	8,406,606	10,197,902	6,866,606
Tradable financial liabilities	677,649	1,129,631	671,375	1,129,631
Notes payable	7,433,138	4,970,274	6,462,787	4,936,372
Trade payables	10,660,533	8,475,878	6,666,914	7,160,192
Amounts received in advance	1,973,592	1,505,791	1,431,695	1,497,000
Staff remuneration payable	1,755,781	1,882,586	1,402,284	1,593,580
Tax payable	1,208,878	859,965	758,342	681,668
Interests payable	141,925	133,966	101,288	119,923
Other payables	1,922,241	1,446,826	1,794,371	1,446,487
Non-current liabilities due within 1 year	7,907,454	6,851,518	4,929,969	5,637,650

Total current liabilities	50,586,997	35,663,041	34,416,927	31,069,109

Non-current liabilities
Long-term borrowings	16,993,489	13,004,874	11,876,488	10,901,784
Long-term amount payable	20,641,092	19,143,468	16,139,919	17,069,835
Project amount payable	109,360	91,870	87,524	87,524
Deferred income tax liabilities	52,788	51,539	0	0
Deferred revenue	605,064	450,761	450,761	450,761

Total non-current liabilities	38,401,793	32,742,512	28,554,692	28,509,904

Total liabilities	88,988,790	68,405,553	62,971,619	59,579,013

Shareholder’s equity
Share capital	11,276,539	9,581,700	11,276,539	9,581,700
Capital reserve	7,133,599	10,516,717	8,700,485	10,448,034
Accumulated losses	(16,224,923)	(16,994,832)	(13,588,453)	(14,260,267)

Total parent company shareholder’s equity	2,185,215	3,103,585	6,388,571	5,769,467
Minority interests	577,463	509,543	0	0

Total shareholder’s equity	2,762,678	3,613,128	6,388,571	5,769,467

Total liabilities and shareholder’s equity	91,751,468	72,018,681	69,360,190	65,348,480

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Consolidated and Company’s Income Statement for the three months period ended 31 March 2010
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

	Jan to Mar 2010 Consolidated	Jan to Mar 2009 Consolidated	Jan to Mar 2010 Company	Jan to Mar 2009 Company

1. Revenue	15,568,925	8,946,146	9,308,433	7,315,523
Less: Operating cost	(12,962,167)	(8,423,481)	(7,768,207)	(6,851,964)
Taxes and levies	(376,707)	(219,091)	(213,822)	(171,584)
Marketing expenses	(1,073,718)	(595,092)	(649,081)	(508,182)
General and administrative expenses	(470,922)	(305,333)	(257,063)	(241,628)
Finance expenses, net	(388,635)	(684,458)	(236,766)	(605,234)
Impairment loss	(8,516)	(4,887)	(8,259)	(4,667)
Add: Gain arising from change in fair value	463,498	421,959	451,768	421,959
Investment gain	1,443	13,881	2,857	14,470

2. Operating profit	753,201	(850,356)	629,860	(631,307)

Add: Non-operating income	62,925	877,208	45,612	750,133
Less: Non-operating expenses	(4,226)	(2,942)	(3,658)	(2,851)

3. Total profit	811,900	23,910	671,814	115,975
Less: Income tax	(24,613)	(12,510)	0	–

4. Net profit	787,287	11,400	671,814	115,975

– Attributable to equity holders of the parent company	769,909	40,103	671,814	115,975
– Minority interests	17,378	(28,703)

5. Earnings per share
Basic earning per share	0.07	0.01

Diluted earning per share	0.07	0.01

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Consolidated and Company’s Cash Flow Statement for January to March 2010
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

Items	Jan to Mar 2010 Consolidated	Jan to Mar 2009 Company	Jan to Mar 2010 Consolidated	Jan to Mar 2009 Company

1. Cash flow generated from operating activities
Cash received from sales of goods and provision of labour services	15,601,356	8,400,215	8,609,813	6,622,755
Other cash received related to operating activities	245,774	832,283	83,723	782,019

Subtotal: Cash inflow from operating activities	15,847,130	9,232,498	8,693,536	7,404,774

Cash paid for purchases of goods and provision of labour services	(8,695,224)	(6,440,010)	(3,822,016)	(4,616,383)
Cash paid to and for staff	(2,160,636)	(1,451,950)	(1,456,646)	(1,085,563)
Taxes paid	(923,079)	(598,435)	(564,898)	(535,619)
Other cash paid related to operating activities	(782,323)	(167,469)	(1,225,111)	(156,374)

Subtotal: Cash outflow from operating activities	(12,561,262)	(8,657,864)	(7,068,671)	(6,393,939)

Net cash flow generated from operating activities	3,285,868	574,634	1,624,865	1,010,835

2. Cash flow generated from investing activities
Cash received from investment gains	591	2,280	976	–
Cash recovered from disposal of fixed assets, intangible assets and other long-term assets, net	13,961	2,079	8,087	2,079
Other cash received related to investing activities	18,321	12,744	10,688	9,598
Subtotal: Cash inflow from investing activities	32,873	17,103	19,751	11,677
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(3,179,332)	(1,162,722)	(2,076,573)	(1,070,135)

Other cash paid related to investing activities	(7,492)	–	(517)	–

Subtotal: Cash outflow from investing activities	(3,186,824)	(1,162,722)	(2,077,090)	(1,070,135)

Net cash flow generated from investing activities	(3,153,951)	(1,145,619)	(2,057,339)	(1,058,458)

China Eastern Airlines Corporation Limited
Consolidated and Company’s Cash Flow Statement for January to March 2010 (Cont’d)
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

Items	Jan to Mar 2010 Consolidated	Jan to Mar 2009 Company	Jan to Mar 2010 Consolidated	Jan to Mar 2009 Company

3. Cash flow generated from fund raising activities
Cash received from borrowings	10,587,663	8,086,018	6,791,180	6,436,169
Other cash received related to fund raising activities	–	202,884	–	195,265

Subtotal: Cash inflow from fund raising activities	10,587,663	8,288,902	6,791,180	6,631,434

Cash paid for debt repayment	(6,715,036)	(7,211,850)	(2,925,662)	(5,285,524)
Cash paid for distribution of dividends and profits or interest payment	(413,584)	(671,549)	(265,343)	(588,938)
In which: Dividends and profits paid to minority shareholders by subsidiaries	(3,378)	–	–	–
Other cash paid related to fund raising activities	(1,921,063)	(959,518)	(1,904,887)	(935,364)

Subtotal: Cash outflow from fund raising activities	(9,049,683)	(8,842,917)	(5,095,892)	(6,809,826)

Net cash flow generated from fund raising activities	1,537,980	(554,015)	1,695,288	(178,392)

4. Effects of exchange rate changes on cash and cash equivalents	1,835	(11,206)	1,790	(7,923)

5. Net increase/(decrease) in cash and cash equivalents	1,671,732	(1,136,206)	1,264,604	(233,938)
Add: Balance of cash and cash equivalents at the beginning of the year	2,902,813	3,451,010	1,118,230	2,361,940

6. Balance of cash and cash equivalents at the end of the year	4,574,545	2,314,804	2,382,834	2,128,002

Person-in-charge of the Company: Liu Shaoyong
Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang